UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                               SEPTEMBER 10, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL APPOINTS MR. CEES DE JONG AS CHIEF OPERATING OFFICER

LEIDEN, THE NETHERLANDS, SEPTEMBER 10, 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL, Swiss Exchange: CRX) today announced the appointment of Mr. Cees de Jong to the position of Chief Operating Officer. Mr. de Jong will serve as a member of Crucell's Management Committee.

"Cees de Jong is an experienced senior executive and we are excited he has joined Crucell," said Dr. Ronald H.P. Brus, Crucell's Chief Executive Officer. "He has strong qualifications to bring operational excellence to our worldwide organization. His extensive management experience will make an important contribution to Crucell's ambitious growth strategy."

Prior to joining Crucell, Mr. de Jong was Group Vice President in charge of the Flavours Division at Quest International in the Netherlands. He was a member of Quest International's Management Board. Mr. de Jong was responsible for turning around the Flavours Division, leading up to the (euro)1,8 billion acquisition of Quest International by market leader Givaudan.

Mr. de Jong remains a member of Quest International's Dutch Supervisory Board. He is also Chairman of GreenChem BV's Supervisory Board. Prior to joining Quest, Mr. de Jong worked as Managing Director of DSM Anti-infectives, a $625 million global business, employing more than 4000 people worldwide. In 1989, he started his career at Gist Brocades, holding a number of positions in business development, strategy and general management before the company was acquired by DSM in 1998. Mr. de Jong holds a Medical Degree as well as a MBA from Erasmus University in Rotterdam.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2007, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

FOR FURTHER INFORMATION PLEASE CONTACT:


MEDIA:                               INVESTORS/ANALYSTS:
Barbara Mulder                       Oya Yavuz
Director Corporate Communications    Director Investor Relations
Tel: 31-(0) 71 519 7346              Tel. +31-(0) 71-519 7064
press@crucell.com                    ir@crucell.com
www.crucell.com                      www.crucell.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                     CRUCELL NV
                                       -----------------------------------------
                                                   (Registrant)

   SEPTEMBER 10, 2007                             /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer